SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of, February 2012

Commission File Number 001-35400

Just Energy Group Inc.

(Translation of registrant’s name into English)

6345 Dixie Road, Suite 200, Mississauga, Ontario, Canada, L5T 2E6

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☐             Form 40-F  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

DOCUMENTS INCLUDED AS PART OF THIS REPORT

Document

1	News Release, dated February 2, 2012.

Document 1

TSX: JE.

NYSE: JE.

—	FOR IMMEDIATE RELEASE

PRESS RELEASE

JUST ENERGY GROUP INC.

ANNOUNCES FEBRUARY DIVIDEND

TORONTO, ONTARIO – February 2, 2012—- Just Energy Group Inc. filed notice with the Toronto Stock Exchange and the New York Stock Exchange today announcing its January dividend. A dividend of Cdn. $0.10333/common share (Cdn. $1.24 annually) will be paid on February 29, 2012 to shareholders of record at the close of business on February 15, 2012. This dividend is designated as an “eligible dividend” for Canadian income tax purposes. The common shares trade on the Toronto Stock Exchange and the New York Stock Exchange under the symbol “JE”.

Just Energy also reports that at January 31st, 2012 the conversion price for each Cdn. $1,000 of its outstanding 6% convertible unsecured subordinated debenture issued on October 2, 2007 (TSX: JE.DB.A) has been adjusted in accordance with the Trust Indenture dated October 2, 2007, as supplemented from time to time, to Cdn. $29.81 convertible into 33.55 common shares of Just Energy Group Inc.

Just Energy Group Inc.

Just Energy’s business primarily involves the sale of natural gas and/or electricity to residential and commercial customers under long-term fixed-price, price-protected or variable-priced contracts and green energy products. By fixing the price of natural gas or electricity under its fixed-price or price-protected program contracts for a period of up to five years, Just Energy’s customers offset their exposure to changes in the price of these essential commodities. Variable rate products allow customers to maintain competitive rates while retaining the ability to lock into a fixed price at their discretion. Just Energy, which commenced business in 1997, derives its margin or gross profit from the difference between the price at which it is able to sell the commodities to its customers and the related price at which it purchases the associated volumes from its suppliers. Just Energy also offers “green” products through its JustGreen and JustClean programs. The electricity JustGreen product offers the customer the option of having all or a portion of his or her electricity sourced from renewable green sources such as wind, run of the river hydro or biomass. The gas JustGreen product offers carbon offset credits which will allow the customer to reduce or eliminate the carbon footprint of their home or business. JustClean products allow customers in certain jurisdictions to offset their carbon footprint without purchasing commodity from Just Energy. JustClean can be offered in all states and provinces and is not dependent on energy deregulation. Management believes that the JustGreen and JustClean products will not only add to profits, but also increase sales receptivity and improve renewal rates.

In addition, through National Home Services, Just Energy sells and rents high efficiency and tankless water heaters, air conditioners and furnaces to Ontario residents. Through its subsidiary Terra Grain Fuels, Just Energy produces and sells wheat-based ethanol. Just Energy has also launched, Hudson Solar, a solar project development platform in New Jersey.

FORWARD-LOOKING STATEMENTS

Just Energy’s press releases may contain forward-looking statements including statements pertaining to closing of the Offering and the anticipated timing thereof, customer revenues and margins, customer additions and renewals, customer attrition, customer consumption levels, general and administrative expenses, distributable cash, and treatment under governmental regulatory regimes. These statements are based on current expectations that involve a number of risks and uncertainties which could cause actual results to differ from those anticipated. These risks include, but are not limited to, the failure to satisfy any of the conditions to the completion of the Offering levels of customer natural gas and electricity consumption, rates of customer additions and renewals, rates of customer attrition, fluctuations in natural gas and electricity prices, changes in regulatory regimes and decisions by regulatory authorities, competition and dependence on certain suppliers. Additional information on these and other factors that could affect Just Energy’s operations, financial results or distribution levels are included in Just Energy’s annual information form and other reports on file with Canadian securities regulatory authorities which can be accessed through the SEDAR website at www.sedar.com or through Just Energy’s website at www.justenergygroup.com.

Neither the Toronto Stock Exchange or the New York Stock Exchange has approved nor disapproved of the information contained herein.

FOR FURTHER INFORMATION PLEASE CONTACT:

Ms. Rebecca MacDonald

Executive Chair

Phone: (416) 367-2872

Mr. Ken Hartwick, C.A.

Chief Executive Officer & President

Phone: (905) 795-3557

or

Ms. Beth Summers, C.A.

Chief Financial Officer

Phone: (905) 795-4206

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

JUST ENERGY GROUP INC. (Registrant)

Date: February 2, 2012	By:	/S/ JONAH T. DAVIDS
Name: Jonah T. Davids
Title: Vice-President and General Counsel